January 12, 2011

VIA EDGAR AND FEDERAL EXPRESS

Pamela A. Long

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549

Re:	Brookfield Residential Properties Inc. Amendment No. 2 to Registration Statement on Form F-4 Filed December 23, 2010 File No. 333-169867

Brookfield Homes Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 19, 2010

Definitive Proxy Statement on Schedule 14A

Filed February 26, 2010

Form 10-Q for the Fiscal Period Ended March 31, 2010

Filed May 10, 2010

Form 10-Q for the Fiscal Period Ended June 30, 2010

Filed August 6, 2010

Form 10-Q for the Fiscal Period Ended September 30, 2010

Filed November 3, 2010

File No. 001-31524

Dear Ms. Long:

On behalf of our client, Brookfield Homes Corporation (“Brookfield Homes”), we are transmitting for your review the responses of Brookfield Residential Properties Inc. (the “Company”) and Brookfield Homes, as we have been informed by the Company and Brookfield Homes, as applicable, to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its letter of January 4, 2011 to Brookfield Asset Management, LLC (the “Comment Letter”), with respect to the Company’s Amendment No. 2 to the Registration Statement on Form F-4, File No. 333-169867, filed December 23, 2010 (the “Registration Statement”).

On the date hereof, the Company has filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”) incorporating the revisions described herein. To assist the Staff in reviewing this letter, we will separately deliver to you and to Ms. Jessica Kane copies of this letter and Amendment No. 3, including marked copies of Amendment No. 3 showing changes against Amendment No. 2 to the Registration Statement as originally filed. If you would like to receive additional copies of any of these materials, please do not hesitate to contact us.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company’s responses

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immediately following each numbered comment. Unless otherwise noted, page references in the text of the letter correspond to the pages in Amendment No. 3. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in Amendment No. 3.

Brookfield Residential Properties Inc.’s Amendment No. 2 to Registration Statement on Form F-4

General

1.	We note your response with respect to the second bullet point of comment one in our letter dated December 7, 2010; however, we reissue this comment, as your response does not provide sufficient detail, explanation and citation to authority. In this regard, please address the following:

•	The basis for the structure of the rights offering, in particular issuing a right to purchase the security of another issuer in the manner described in the registration statement.

•	The basis for issuing the rights without registration under the Securities Act. In this regard, we disagree with your reliance on Section 2(a)(3) of the Securities Act.

•	The nature of and basis for the registration statement that Brookfield Residential Properties intends to file with respect to the common shares issuable upon exercise of the rights.

•	The manner in which your Section 5 obligations are satisfied with respect to the exercise of the rights, which constitutes an investment decision.

Response

In response to the Staff’s comment and confirming the discussion between the Staff and Torys LLP, on behalf of Brookfield Properties Corporation (“Brookfield Office Properties”), on January 10, 2011, Brookfield Office Properties respectfully submits that the basis for the proposed structure of Brookfield Office Properties’ distribution to its shareholders of rights (the “Rights”) to purchase its shares of the Company (the “Rights Shares”) is its desire to realize cash proceeds from the divestiture of its residential real estate business. Under the proposed structure, Brookfield Office Properties will contribute its residential real estate business to the Company in exchange for a combination of shares and debt of the Company and Brookfield Homes will merge with and into a wholly-owned subsidiary of the Company (the “Merger”). At the time that Brookfield Office Properties and Brookfield Homes agreed to pursue the Merger, Brookfield Office Properties also came to an agreement with its significant shareholder, Brookfield Asset Management Inc. (“Brookfield Asset Management”), under which Brookfield Office Properties agreed to distribute the Rights (the “Rights Offering”) and Brookfield Asset Management agreed to exercise its Rights and to acquire any Rights Shares not acquired by other shareholders pursuant to the Rights Offering. The exercise price established for the Rights reflects the value attributed to Brookfield Office Properties’ residential real estate business for purposes of the Merger. From Brookfield Office Properties’ perspective, the Rights Offering structure provided certainty as to

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the cash proceeds it would realize from the divestiture of its residential real estate business. The Rights Offering structure also permits shareholders of Brookfield Office Properties to retain an ongoing stake in the business on the same terms as Brookfield Asset Management should they wish to do so.

Brookfield Office Properties respectfully submits that the Rights Offering will not constitute “a contract of sale or a disposition of a security or interest in a security, for value” or an “attempt to offer or dispose of, or solicitation of an offer to buy, a security or interest in a security, for value,” in each case, within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), because Brookfield Office Properties intends to distribute the Rights to its shareholders as a dividend. No value is being received by Brookfield Office Properties in exchange for the Rights and no Brookfield Office Properties shareholder has any investment decision to make with respect to its receipt of the rights. Brookfield Office Properties has further asked us to advise the Staff that it respectfully submits that it is not the case with the Rights Offering that value or consideration has been given where securities would be issued to the public, and a trading market could develop, without adequate public information regarding the issuer (see, e.g., Vanderkam & Sanders (SEC 1999) 1999 CCH Dec. ¶ 77,520; American Brewing Co. (SEC 1999) 1999 CCH Dec. ¶ 77,521)) because, upon consummation of the Merger (and prior to the Rights Offering), the Company will succeed to Brookfield Homes’ registration under the Securities Exchange Act of 1934, as amended, and, as discussed below, the offer and sale of the Rights Shares pursuant to the Rights will be registered under the Securities Act. Moreover, Brookfield Office Properties has asked us to advise the Staff that it does not believe that its shareholders would benefit in any way from the registration of the Rights under Section 5 of the Securities Act. Any disclosure relating to Brookfield Office Properties included in such a registration statement would not be relevant to its shareholders’ investment decision with respect to the exercise of the Rights, which will relate solely to a decision to invest in securities of the Company and not in securities of Brookfield Office Properties, and could only be confusing to investors.

The Company has asked us to advise the Staff that it intends to file as soon as possible after the effective date of the Registration Statement an appropriate resale registration statement (the “Resale Registration Statement”) that registers the Rights Shares under Section 5 of the Securities Act and lists Brookfield Office Properties as the selling securityholder. The Rights Offering will not commence until the Resale Registration Statement has become effective. The Resale Registration Statement will include customary disclosure regarding the possibility that Brookfield Office Properties will be deemed to be an underwriter as defined in Section 2(a)(11) of the Securities Act (a “Statutory Underwriter”). Neither the Company nor Brookfield Office Properties believe that Brookfield Office Properties should be deemed to be a Statutory Underwriter under the proposed structure of the Rights Offering.

The Company and Brookfield Office Properties have asked us to advise the Staff that they considered registering the Rights Shares pursuant to the Registration Statement. However, both the Company and Brookfield Office Properties concluded that such an approach would be confusing to the stockholders of Brookfield Homes, who will not have the right to participate in the Rights Offering. Disclosure regarding the mechanics of the Rights Offering would not be relevant to stockholders of Brookfield Homes, and disclosure regarding the Brookfield Homes stockholders meeting would be

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of little or no relevance to shareholders of Brookfield Office Properties. There are also timing issues since Brookfield Office Properties does not intend to commence the Rights Offering until after the effective date of the Resale Registration Statement.

The Transactions, page 42

Background of the Transactions, page 42

2.	On the top of page 47, please disclose the current number of Brookfield Homes shares currently outstanding, on an as converted basis. Additionally, at the end of the third full paragraph on page 47, please disclose the promissory note amount in U.S. dollars.

Response

The Company has revised the disclosure on pages 47 and 48 of Amendment No. 3 in response to the Staff’s comment.

3.	We note your responses to comments six and seven in our letter dated December 7, 2010; however, we reissue the comments in part. Please describe in more detail how you determined the equity values for Brookfield Homes and BPO Residential. While we note these equity values were negotiated by Brookfield Homes and Brookfield Office Properties, please explain in more detail how you calculated the discounted cash flow analyses and how these analyses impacted the equity value determinations. Additionally, please disclose Brookfield Homes’ market trading value and BPO Residential’s price-to-earnings ratio and how each impacted the respective equity value determination.

Response

The Company has revised the disclosure on pages 47 and 48 of Amendment No. 3 in response to the Staff’s comment.

4.	We note your response to comment 11 in our letter dated December 7, 2010. We disagree with your analysis as it pertains to Mr. Cockwell, given his control over affiliates. Please revise accordingly.

Response

The Company has revised the disclosure on pages 10, 25 and 65 of Amendment No. 3 in response to the Staff’s comment.

Shareholder Litigation Relating to the Transactions, page 72

5.

Please update this subsection for any developments in the litigation associated with your proposed transaction. In addition, please provide to us copies of the complaint identified in this subsection and any associated motions, answers or other filings made in connection with this

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litigation. Further, please identify the specific breaches of fiduciary duties alleged by the complainant and disclose why the complainant believes Brookfield Homes’ Board of Directors breached these fiduciary duties. Please also revise your filing to address the disclosure requirements of ASC Topic 450-20-50-1 through 450-20-50-4 related to the litigation for alleged breaches of fiduciary duties in connection with the merger. Please be advised that we may have further comments once we have had the opportunity to review these materials.

Response

The Company and Brookfield Homes have asked us to advise the Staff that they are aware of one lawsuit that has been filed by a purported Brookfield Homes stockholder challenging the proposed transactions. On or around December 13, 2010, plaintiff Plymouth County Retirement Association, filed an action in Delaware Chancery Court against Brookfield Homes, Brookfield Asset Management, Brookfield Office Properties, Brookfield Residential Acquisition Corp., each member of the Board of Directors of Brookfield Homes, and a former member of the Board of Directors of Brookfield Homes asserting claims on behalf of itself and on behalf of a putative class of Brookfield Homes shareholders.

Plaintiff alleges that all defendants breached fiduciary duties of loyalty and care purportedly owed to the minority shareholders of Brookfield Homes by agreeing to the proposed transactions. According to the complaint, Brookfield Homes’ Board of Directors allegedly breached these fiduciary duties because the proposed transaction “was initiated, structured and timed for the benefit of [Brookfield Asset Management]” and because the proposed transaction “is not entirely fair to” the minority stockholders of Brookfield Homes. See Complaint ¶ 101 (as requested, a copy of the complaint and all other substantive filings related to the lawsuit were previously provided to the Staff on January 7, 2011). The complaint also asserts a claim against Brookfield Office Properties for aiding and abetting the alleged breaches of fiduciary duties.

Plaintiff seeks, among other relief, certification of the lawsuit as a class action, an injunction preventing the transactions from closing, an award of unspecified damages to the plaintiff and the class, and an award of attorneys’ fees and expenses, along with such other relief as the court deems just and proper.

There have been no substantive developments in the litigation. The defendants intend to vigorously defend these claims.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 of Amendment No. 3 to include the additional information requested with respect to the lawsuit. In response to the Staff’s comment, the Company believes that the lawsuit does not presently meet the disclosure criteria of ASC Topic 450-20-50-1 through 450-20-50-4 and as such, the Company has not revised its filing. The defendants intend to vigorously defend these claims and the Company believes that this action will not have a material adverse effect on the financial condition or results of operations of the Company. The Company will provide additional disclosure in accordance with ASC Topic 450-20-50-1 through 450-20-50-4 in future filings, if applicable.

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Financial Statements

Note 1 – Significant Accounting Policies, page F-11

Basis of Presentation, page F-11

6.	We have read your response to comment 27 in our letter dated December 7, 2010. You have revised page 136 to disclose that a portion of Brookfield Office Properties’ Corporate debt facilities is used to fund their investment in BPO Residential, and that “[T]he corresponding portion of the interest incurred on this debt is allocated to BPO Residential, which is then capitalized to residential assets.” Please clarify in your filing how the actual interest allocation to each entity within BPO Residential is performed.

Response

The Company has revised the disclosure on page 137 of Amendment No. 3 in response to the Staff’s comment.

Exhibit 5.1

7.	We note your response to comment two in our letter dated December 7, 2010. Please have counsel revise its legal opinion to specifically identify and opine as to the common shares underlying the preferred stock.

Response

The requested revisions have been made in Exhibit 5.1 in response to the Staff’s comment.

Exhibits 8.1 and 8.2

8.	Please have counsel revise their opinions to specifically reference the common shares underlying the preferred stock.

Response

The requested revisions have been made in Exhibits 8.1 and 8.2 in response to the Staff’s comment.

*     *     *     *     *

The Company understands that the Staff may have additional comments after receiving Amendment No. 3 and this letter. The Company also acknowledges that requests for acceleration of the effective date of the Registration Statement must be submitted at least two business days in advance of the requested effective date and must include the following acknowledgment:

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–	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

–	The action of the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

–	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to Amendment No. 3 or this letter may be communicated to the undersigned at (604) 630-5199. Please send copies of any correspondence relating to this filing to the undersigned by facsimile to (604) 687-8504, and to Lawrence Chernin at (416) 979-1234.

Sincerely,

/s/ Daniel M. Miller

Daniel M. Miller

cc:	Shane Pearson, Brookfield Homes Corporation
Lawrence Chernin, Goodmans LLP
Sachin Shah, Brookfield Residential Properties Inc.
Barry Blattman, Brookfield Asset Management, LLC